Exhibit 99.3

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management's Discussion and Analysis (the "MD&A") of Platinum Group Metals Ltd. (the "Company") for the period ended May 31, 2019 of references to the undersigned as a non-independent qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained in the MD&A (the "Technical Information"). The undersigned further consents to the incorporation by reference in the Company's Registration Statements on Form F-3 (File Nos. 333-231964 and 333-226580) filed with the United States Securities and Exchange Commission, of the references to the undersigned's name and the Technical Information in the MD&A.

/s/ R. Michael Jones

R. Michael Jones

Date: July 15, 2019